Origin Investment Corp I

CapitaGreen, Level 24, 138 Market St

Singapore 043946

June 30, 2025

VIA EDGAR

Division of Corporation Finance

Office of Real Estate & Construction

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Attention: Stacie Gorman

Re:	Origin Investment Corp I
Registration Statement on Form S-1, as amended
File No. 333-284189

Dear Ms. Gorman:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Origin Investment Corp I., a Cayman Islands exempted company (the “Company”), hereby requests acceleration of the effective date of the above referenced Registration Statement to 5:00 p.m., Eastern Time, on July 1, 2025, or as soon thereafter as practicable, or at such other time as the Company or its outside counsel, Venable LLP, request by telephone that such Registration Statement be declared effective.

Please contact Arif Soto of Venable LLP, counsel to the Company, at (212) 503-0874, as soon as the registration statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Sincerely,

/s/ Yung-Hsi (“Edward”) Chang
Yung-Hsi (“Edward”) Chang
Chief Executive Officer